UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

59TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

ATHENS, Greece – June 23, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, today held its 59th Ordinary General Meeting of Shareholders, during which  70.14% of its shareholders were present.

During the meeting, the majority of shareholders approved:

•

The Management Report of the Board of Directors, the Audit Report prepared by Certified Auditors on the separate and consolidated financial statements of OTE SA ended on 31/12/2010, including the annual financial statements (both separate and consolidated) of 31/12/2010. They also approved the distribution of profits amounted up to €57,788,730.86 which correspond to €0.1179 dividend per share. The ex-dividend date will be Tuesday, June 28, 2011 and the dividend payment date will be Wednesday, July 6, 2011.

•

The exoneration of the members of the Board of Directors and the Auditors of all liability, for the fiscal year 2010, pursuant to article 35 of C.L.2190/1920.

•

The appointment of PRICEWATERHOUSECOOPERS S.A. as Chartered Auditors for the Ordinary Audit of the Financial Statements of OTE S.A. (both Separate and Consolidated), in accordance with the International Financial Reporting Standards, for the fiscal year 2011 and determination of their fees.

•

The remuneration paid to the members of the Board of Directors, the Audit Committee and the Compensation & Human Resources Committee for the fiscal year 2010 and determination of their remuneration for the fiscal year 2011.

•

The renewal, for a year, of the contract for the insurance coverage of the Company’s members of the Board of Directors and Officers against liabilities incurred in the exercise of their responsibilities, duties or authorities and granting of power to sign it.

•

The amendment of terms of the Stock Option Plan in force for executives of the Company and its affiliated companies, in the context of article 42e of C.L.2190/1920.

•

The amendment of articles 9 "Election, Composition and Term of the Board of Directors", 17 "Notification - Daily Agenda of the General Assembly of the Shareholders of the Company", 18 "Submission of Documents for Participation in the General Assembly", 19 "Ordinary Quorum and Majority of the General Assembly", 20 "Extraordinary Quorum and Majority", 24 "Rights of Minority Shareholders" and 28 "Allocation of Profits"  of the Company’s Articles of Incorporation in force, for the purpose of adapting them to the provisions of C.L.2190/1920, as in force.

•

The acquisition by OTE S.A. of own shares, pursuant to article 16 of C.L.2190/1920.

It was also announced that the Company’s Board of Directors, on March 17th, 2011, elected as new, non executive member Mr Roland Mahler in replacement of Mr Guido Kerkhoff that had resigned, for the remaining of the latter’s term of office.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO. Following OTE’s delisting from NYSE, OTE ADSs (American Depositary Shares) trade in the OTC (Over The Counter) market under the ticker HLTOY. OTE continues to report to SEC.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis-Senior Financial Analyst, Investor Relations

Tel: + 30 210 611 7593, Email: kmaselis@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki- Communications & Regulatory Affairs Officer, Investor Relations

                         Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2010 filed with the SEC on June 17, 2011. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 23, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER